UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                        Commission File Number: 001-33068

                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                         Ocean Centre, Montagu Foreshore
                                  East Bay St.
                                 Nassau, Bahamas
                                P.O. Box SS-19084
                 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Ultrapetrol (Bahamas) Limited on September 26, 2006.

This Amendment to Form 6-K is being filed solely for purpose of including the signature page which was omitted from the Form 6-K filed on September 27, 2006.

EXHIBIT 1

For Immediate Release

Contact:

Ultrapetrol (Bahamas) Limited
Tel. (242) 364-4755

ULTRAPETROL  (BAHAMAS)  LIMITED FILES  AMENDMENT TO INITIAL  PUBLIC  OFFERING OF
SHARES

NASSAU, Bahamas, September 26, 2006.- Ultrapetrol (Bahamas) Limited today announced that it has filed an Amended F-1 Registration Statement with the Securities and Exchange Commission for a proposed initial public offering of 12,500,000 shares of common stock. The offering price is expected to be between $13 and $15 per share. The Company intends to use the net proceeds of the offering for debt repayment, to pre-fund vessel construction costs and for general corporate purposes.

Incorporated in The Bahamas, Ultrapetrol (Bahamas) Limited, (the "Company") is a diverse marine transportation company involved in the global carriage of dry bulk and liquid cargos, supplies, equipment and passengers. The Company serves the shipping market for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market, through its four operating segments, the River Business, the Offshore Supply Business, the Ocean Business and the Passenger Business.

UBS Investment Bank and Bear, Stearns & Co. Inc. are acting joint-bookrunning managers for the offering, and Merrill Lynch & Co. is acting as lead manager.

A registration statement relating to these securities has been filed with the US Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

When available, copies of the prospectus relating to the offering may be obtained from the offices of UBS Investment Bank at 299 Park Avenue, New York, New York 10171, Attention: Syndicate Desk, and Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, New York 10179, Attention: Prospectus Department 3.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)


Dated: November 15, 2006                     By: /s/ Felipe Menendez R.
                                                 ----------------------
                                             Felipe Menendez R.
                                             President & Chief Executive Officer